Exhibit (a)(1)(M)

Date: 8/16/2021

To: All ICPT Employees

From: David Ford, Chief Human Resources Officer

Subject: THE STOCK OPTION EXCHANGE PROGRAM KICKS OFF TODAY

Dear Colleagues:

We are excited to announce that we are formally kicking off the stock option exchange program today. The plan is to make the program available from today until 11:59 p.m., Eastern Daylight Time, on September 17, 2021 (24 business days).

Please note, all eligible employees will be receiving an e-mail today from our exchange service provider, Aon. This email will provide you with account access to the exchange election website. The email should arrive shortly from awardchoice@aon.com - and will walk you through accessing your account and starting the process. You must use your Intercept e-mail for account access.

Want to understand more about the exchange? We created a video that walks you through some of the basics. You can find it here: https://equitv.aon.com/viewer/Intercept21/UWSO/0717af6d50f7450c.

There is also additional content on the Aon Exchange Website, including the legal details that govern this transaction that has been filed with the SEC as part of this process. In addition, we will be hosting webinars to discuss in greater detail how exchanges work and provide an overview of the exchange election site. Eligible employees will receive invitations to the webinars over the next few days.

Lastly, you are of course always welcome to email the Total Rewards team with questions on the program at totalrewards@interceptpharma.com.

Best regards.

David Ford

Chief Human Resources Officer

Important Legal Information

This notice does not constitute an offer. The full terms of the Exchange Offer are described in the Schedule TO and accompanying documents, which you may access via the Document Library within the exchange election site, on our website at https://ir.interceptpharma.com/financial-information/sec-filings or through the SEC website at www.sec.gov. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Offer to Exchange Eligible Options for New Options, dated August 16, 2021.